UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 10)

            Under the Securities Exchange Act of 1934


              National Discount Brokers Group, Inc.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                           635646-10-2
                         (CUSIP Number)

                        Peter R. Kellogg
                   c/o Spear, Leeds & Kellogg
                          120 Broadway
                    New York, New York 10271
                         (212) 433-7000
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                        October 11, 2000
     (Date of event which requires filing of this statement)











                 (Continued on following pages)
                        Page 1 of 5 Pages

Cusip No. 635646-10-2                                   Page 2
_____________________________________________________

1. NAME OF REPORTING PERSON Peter R. Kellogg

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
_____________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                            (b)
_____________________________________________________
3. SEC USE ONLY
_____________________________________________________
4. SOURCE AND AMOUNT OF FUNDS  PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E) N/A
_____________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA_______________________________________________

Number of      7. SOLE VOTING POWER NUMBER OF SHARES

Shares         _______2,580,942________________________
               8. SHARED VOTING POWER
Beneficially
               _______359,280        __________________
Owned by Each  9. SOLE DISPOSITIVE POWER

Reporting      _______2,580,942________________________
               10.SHARED DISPOSITIVE POWER
Person With
______________________359,280           ________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,940,222
___________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
_________       ____________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) __20.03%___________________________________________________
14.  TYPE OF REPORTING PERSON
                IN__________________________________________


Cusip No. 635646-10-2                                   Page 3

                STATEMENT PURSUANT TO RULE 13d-1
              OF THE GENERAL RULES AND REGULATIONS
      UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     This Amendment No. 10 dated October 23, 2000 (this "Amendment", to a Schedule 13D filed by Peter R. Kellogg (as previously amended, the "Schedule 13D", relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of National Discount Brokers Group, Inc. (the "Issuer") and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Terms used and not defined herein have the meanings ascribed to them in said Schedule 13D.

     The responses to Items 4, 6, and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction
     At a meeting on October 11, 2000, the Board of Directors of the Issuer unanimously approved the terms and conditions of an Agreement and Plan of Merger, dated as of October 11, 2000, by and among the Deutsche Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of Deutsche Bank AG ("DBAG"), DBAG and the Issuer, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. The Summary of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

     Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Purchaser will make a tender offer to acquire all of the outstanding shares of Common Stock for US$49 per share in cash (the "Offer"). The Offer will be subject to the conditions, among others, that the number of shares of Common Stock validly tendered and not withdrawn, together with the shares that DBAG already owns, directly or indirectly, represents a majority of the outstanding Common Stock on a fully-diluted basis and that DBAG's Supervisory Board shall have approved the Offer and the Merger (described below). The Offer will also be subject to other customary conditions.

     As a condition and inducement to DBAG's and Purchaser's entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Purchaser entered into a Stockholder Tender Agreement (the "Tender Agreement") with Peter
Cusip No. 635646-10-2                                   Page 4

R. Kellogg and certain of his affiliates. A copy of the Tender Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The summary of certain terms of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement.

Item 6.   Contracts, Arrangements, understandings or
          Relationships with Respect to Securities of the Issuer.

     Mr. Kellogg, IAT Reinsurance Syndicate Ltd. ("IAT"), The Cynthia and Peter Kellogg Foundation (the "CPK Foundation") and the J.C. Kellogg Foundation (the "JCK Foundation") (collectively referred to as the "Kellogg Signatories") are parties to the Tender Agreement described in Item 4 of this Amendment. The Kellogg Signatories have agreed to tender to the Purchaser in the Offer an aggregate of 2,940,222 shares of Common Stock, consisting of 730,942 shares of Common Stock held by Mr. Kellogg, 1,850,000 shares of Common Stock held by IAT, 346,500 shares of Common Stock held by the CPK Foundation and 12,780 shares of Common Stock held by the JCK Foundation, pursuant to the terms and conditions of the Tender Agreement.

     With the exception of the Tender Agreement, Mr. Kellogg does not have any contract, arrangement, understanding or relationship (legal or otherwise) with each other or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

     Exhibit 1 - Agreement and Plan of Merger, dated as of October 11, 2000, by and among Deutsche Bank AG, Deutsche Acquisitions Corp. and National Discount Brokers Group, Inc. (incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 13, 2000).

     Exhibit 2 - Stockholder Tender Agreement, dated as of October 11, 2000, by and among Deutsche Acquisition Corp. and certain stockholders of National Discount Brokers Group, Inc. named therein (incorporated by reference to the Current Report
Cusip No. 635646-10-2                                   Page 5


on Form 8-K filed by the Issuer with the Securities and Exchange
Commission on October 13, 2000).


                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.


Dated:  October 25, 2000                Peter R. Kellogg
                                        Peter R. Kellogg